[redacted]

10029199

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail
Mail Processing
Section

MAR 04 2010

Washington, DC
109

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PennMont Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

83 E. Lancaster Avenue
(No. and Street)

Paoli (City) PA (State) 19301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Snyder 610-644-3936
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elko & Associates Ltd
(Name – *if individual, state last, first, middle name*)

521 Plymouth Road, Suite 120, Plymouth Meeting, PA 19462
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph D. Carapico, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PennMont Securities, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

GENERAL PARTNER
Title

Notary Public

NOTARIAL SEAL
ELIZABETH J LOURIE
Notary Public
WILLISTOWN TWP, CHESTER CNTY
My Commission Expires Jul 2, 2012

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of [illegible] Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 [illegible].
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENNMONT SECURITIES

TABLE OF CONTENTS

& Associates Ltd

Colleen Cooke-Varallo, CPA
Edward W. Doran, CPA
Albert L. Elko, CPA
Robert G. Morlock, CPA
John J. Nihill, CPA
M. Deborah Pitt, E.A.
Veronica M. Plousis, CPA
Michael Pozielli, CPA
Michael J. Reinking, CPA
Leonard V. Santivasi, CPA
Steven Scaduto, CPA
Marc R. Simmons, CPA
Gregory D. Stratoti, CPA, MST
Richard J. Thomas, CPA, CVA, CFFA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

General Partners
PennMont Securities
Paoli, Pennsylvania

We have audited the accompanying statement of financial condition of PennMont Securities as of December 31, 2009, and the related statement of operations and partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PennMont Securities as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information accompanying the financial statements are presented for purposes of additional analysis and is not a required part of the basic financial statements, but Schedule I is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elko & Associates Ltd

February 25, 2010

2 West Baltimore Avenue, Suite 210 • Media, PA 19063 • 610-565-3930 • FAX: 610-566-1040
521 Plymouth Road, Suite 120 • Plymouth Meeting, PA 19462-1609 • 610-279-9100 • FAX: 610-279-7100

www.elkocpa.com

PENNMONT SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 19,198,014
Marketable securities - trading	2,956,246
Receivables from clearing organizations	13,959,904
TOTAL ASSETS	$ 36,114,164

LIABILITIES

Accounts payable	$ 978,462
Securities sold, not yet purchased - at market value	14,181,647
Total Liabilities	15,160,109

PARTNERS' CAPITAL

PARTNERS' CAPITAL	20,954,055
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 36,114,164

The accompanying Notes are an integral part of these statements.

PENNMONT SECURITIES
STATEMENT OF OPERATIONS AND PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES	
Interest income	$ 44,176
Dividend income	39,261
Realized/unrealized gains and losses, net	(3,475,658)
Total Revenues	(3,392,221)
OPERATING EXPENSES	
Exchange fees	47,884
Interest expense	45,876
Litigation costs	(213,338)
Office expense	50,043
Other operating expenses	24,389
Professional fees	102,291
Rent	13,200
Total Operating Expenses	70,345
LOSS FROM OPERATIONS	(3,462,566)
OTHER INCOME	
Gain on sale of exchange seat	22,559
Fee income	90,504
Total Other Income	113,063
NET LOSS	(3,349,503)
PARTNERS' CAPITAL - BEGINNING OF YEAR	24,301,288
CAPITAL CONTRIBUTIONS	4,578,169
WITHDRAWALS	(4,575,899)
PARTNERS' CAPITAL - END OF YEAR	$ 20,954,055

The accompanying Notes are an integral part of these statements.

PENNMONT SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (3,349,503)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Gain on sale of exchange seat	(22,559)
(Increase) decrease in assets	
Receivables from clearing organizations	(12,631,920)
Marketable securities - trading	15,222,118
Decrease in liabilities	
Accounts payable	(206,565)
Net Cash Used in Operating Activities	(988,429)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from the sale of exchange seat	22,559
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributed	4,544,005
Partner withdrawals	(4,541,735)
Net Cash Provided by Financing Activities	2,270
NET DECREASE IN CASH AND CASH EQUIVALENTS	(963,600)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	20,161,614
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 19,198,014

PENNMONT SECURITIES
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

NOTE A - Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations - PennMont Securities (the "Partnership") is a broker-dealer registered with the Securities and Exchange Commission. The Partnership does not maintain any customers and only effects transactions on its own behalf.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting – The Partnership maintains its accounts on the accrual basis for both financial statement and tax return purposes.

Cash and Cash Equivalents - Cash equivalents consist of highly liquid investments that have maturities of three months or less, that are not held for sale in the ordinary course of business and include checking and money market accounts held at financial institutions and management investment companies.

Marketable Securities - The Partnership's marketable securities are classified as trading securities because the securities are purchased and held principally for the purpose of selling them in the near term. Realized and unrealized gains and losses are reported in the current earnings of the Partnership.

Income Taxes - The Partnership's earnings are included in the partners' taxable income and taxed depending on their personal income tax situations. Accordingly, no provision is required for income taxes.

Effective January 1, 2009, management adopted the accounting standard, "Accounting for Uncertainty in Income Taxes". This standard clarifies the accounting and reporting for uncertainties in income tax positions, taken or expected to be taken in filings with taxing jurisdictions, using minimum recognition and measurement thresholds.

Management has reviewed tax positions taken in filings with federal, state and local jurisdictions and believes those positions would be sustained should the filings be examined by the relevant taxing authority.

Should settlement of an examination, or other event, result in a change in management's evaluation of a tax position taken, or expected to be taken, in filings that have not been closed by statute or examination, any interest and penalties related to the unrecognized tax benefit as a result of the uncertain tax position are included in interest expense and operating expenses, respectively.

PENNMONT SECURITIES
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

NOTE B - Marketable Securities and Fair Value Measurements

A summary of information for trading securities at the balance sheet date is as follows:

	Fair Value
Assets	
Common stock	$ 2,748,630
Stock options	85,848
Bonds	121,768
Total	$ 2,956,246
Liabilities	
Common stock	$ 13,936,893
Stock options	244,754
Total	$ 14,181,647

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with a market, income or cost approach, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets the Partnership has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Partnership's own data.)

Fair value measurements at December 31, 2009 for the Partnership's trading securities were based on quoted market prices in active markets for identical assets (Level 1).

PENNMONT SECURITIES
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

NOTE C - Derivative Financial Instruments

The Partnership holds derivative financial instruments to manage equity market risks. A hedge of the exposure to changes in the fair value of an asset or liability is referred to as a fair value hedge. Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally options, are based on quoted market prices. Derivatives used for economic hedging purposes include equity options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as realized/unrealized gains/losses on investments. The Partnership does not apply hedge accounting, as defined, as all financial instruments are recorded at fair value with changes in fair values reported in earnings.

NOTE D - Related Party Transactions

The Partnership leases office space from a partnership affiliated by common ownership. The Partnership is obligated under a noncancelable lease which expires in December 2011. Rent expense for the years ended December 31, 2009 was $13,200.

Minimum annual rental commitments under the noncancelable lease are as follows:

2010	$	13,200
2011		18,000
2012		18,000
Total	$	49,200

NOTE E - Supplemental Disclosure of Cash Flow Information

Cash was paid for interest	$	45,876

NOTE F - Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (as the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2009, the Partnership's "Aggregate Indebtedness" was $978,462 and "Net Capital" was $18,632,575 and its ratio of aggregate indebtedness to net capital was .05 to 1. Net capital exceeded minimum capital requirements by $18,532,575 at December 31, 2009.

PENNMONT SECURITIES
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

NOTE G - Contingencies

The Partnership is a defendant in a lawsuit brought by the Philadelphia Stock Exchange, Inc. claiming payment for legal fees incurred related to a different lawsuit brought by the Partnership against the Philadelphia Stock Exchange. Management believes it has meritorious defenses against this claim, however, it is at least reasonably possible that the outcome of the case could result in a loss of up to $958,687, which is provided for at December 31, 2009.

NOTE H - Concentration of Credit Risk

The Partnership maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts. Management believes it is not exposed to any significant credit risk on cash.

NOTE I - Subsequent Events

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through February 25, 2010, the date the financial statements were available to be issued. The Partnership had no significant or material subsequent events through February 25, 2010.

SUPPLEMENTARY INFORMATION

SCHEDULE I

PENNMONT SECURITIES
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL	
Total Partners' Capital	$ 20,954,055
Net capital before haircuts on securities positions	20,954,055
Haircut on securities	2,321,480
Net Capital	$ 18,632,575
AGGREGATE INDEBTEDNESS	
Items Included in Statements of Financial Condition	
Accounts payable	$ 978,462
Total Aggregate Indebtedness	$ 978,462
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net Capital	$ 18,632,575
Less: Minimum Net Capital Required by Partnership	(100,000)
Excess Net Capital	$ 18,532,575
Excess Net Capital at 1,000%	$ 18,534,729
Ratio: Aggregate Indebtedness to Net Capital	.05 to 1
Net capital as reported in Partnership's Part II (Unaudited) Focus Report	$ 18,639,349
Audit adjustments	(6,774)
Net capital per the preceding computation	$ 18,632,575

& Associates Ltd

Colleen Cooke-Varallo, CPA
Edward W. Doran, CPA
Albert L. Elko, CPA
Robert G. Morlock, CPA
John J. Nihill, CPA
M. Deborah Pitt, E.A.
Veronica M. Plousis, CPA
Michael Pozielli, CPA
Michael J. Reinking, CPA
Leonard V. Santivasi, CPA
Steven Scaduto, CPA
Marc R. Simmons, CPA
Gregory D. Stratoti, CPA, MST
Richard J. Thomas, CPA, CVA, CFFA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROLS

General Partners
PennMont Securities
Paoli, Pennsylvania

In planning and performing our audit of the financial statements of PennMont Securities as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2 West Baltimore Avenue, Suite 210 • Media, PA 19063 • 610-565-3930 • FAX: 610-566-1040
521 Plymouth Road, Suite 120 • Plymouth Meeting, PA 19462-1609 • 610-279-9100 • FAX: 610-279-7100

www.elkocpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partners and management of the Partnership, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Elko & Associates Ltd

February 25, 2010

ADDITIONAL INFORMATION

Elko & Associates Ltd

Colleen Cooke-Varallo, CPA
Edward W. Doran, CPA
Albert L. Elko, CPA
Robert G. Morlock, CPA
John J. Nihill, CPA
M. Deborah Pitt, E.A.
Veronica M. Plousis, CPA
Michael Pozielli, CPA
Michael J. Reinking, CPA
Leonard V. Santivasi, CPA
Steven Scaduto, CPA
Marc R. Simmons, CPA
Gregory D. Stratoti, CPA, MST
Richard J. Thomas, CPA, CVA, CFFA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT
ON ADDITIONAL INFORMATION

General Partners
PennMont Securities
Paoli, Pennsylvania

Our report on our audit of the basic financial settlements of PennMont Securities for the year ended December 31, 2009 appears on Page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation is presented for purposes of the requirement under SEC Rule 17a-5(e)(4) and is not a required part of the basic financial statements. Such information had not been subjected to the auditing procedures applied in the audit of the basic financial statements, and, accordingly, we express no opinion on it.

Elko & Associates Ltd

February 25, 2010

2 West Baltimore Avenue, Suite 210 • Media, PA 19063 • 610-565-3930 • FAX: 610-566-1040
521 Plymouth Road, Suite 120 • Plymouth Meeting, PA 19462-1609 • 610-279-9100 • FAX: 610-279-7100

www.elkocpa.com

Elko & Associates Ltd

Colleen Cooke-Varallo, CPA
Edward W. Doran, CPA
Albert L. Elko, CPA
Robert G. Morlock, CPA
John J. Nihill, CPA
M. Deborah Pitt, E.A.
Veronica M. Plousis, CPA
Michael Pozielli, CPA
Michael J. Reinking, CPA
Leonard V. Santivasi, CPA
Steven Scaduto, CPA
Marc R. Simmons, CPA
Gregory D. Stratoti, CPA, MST
Richard J. Thomas, CPA, CVA, CFFA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

General Partners
PennMont Securities
Paoli, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by PennMont Securities. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating PennMont Securities' compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). PennMont Securities' management is responsible for PennMont Securities' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in PennMont Securities' general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers from PennMont Securities' general ledger noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers from PennMont Securities' general ledger supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

2 West Baltimore Avenue, Suite 210 • Media, PA 19063 • 610-565-3930 • FAX: 610-566-1040
521 Plymouth Road, Suite 120 • Plymouth Meeting, PA 19462-1609 • 610-279-9100 • FAX: 610-279-7100

www.elkocpa.com

This report is solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elko & Associates Ltd

February 25, 2010

SIPC-7T (29-REV 12/09) AMENDED

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09) AMENDED

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

027158 ARCA Dec
Penn Mont Securities
83 E. Lancaster Avenue
Paoli, PA 19301-1419

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 600
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 7-31-09 Date Paid	(1,181)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ (581)
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ ______	
H.	Overpayment carried forward $(581)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_______________ (Name of Corporation, Partnership or other organization)

_______________ (Authorized Signature)

Dated the _____ day of _______________, 20 _____.

_______________ (Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ (2,371,432)
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		1,523,965
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		1,111,187
(7) Net loss from securities in investment accounts.		2,635,152
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 23,707	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions		23,707
2d. SIPC Net Operating Revenues		$ 240,013
2e. General Assessment @ .0025		$ 600
		(to page 1 but not less than $150 minimum)

PENNMONT SECURITIES

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

Celko & Associates Ltd